Exhibit 2

JULIANO & MARKS, LLC

ATTORNEYS AND COUNSELLORS AT LAW

______

1224 FARMINGTON AVENUE

WEST HARTFORD, CONNECTICUT 06107

FACSIMILE (860) 521-0558

Lawrence J. Marks, Esq.

Direct Dial: (860) 521-0569

Email: lmarks@jmattys.com

February 19, 2013

Mr. Peter Metz

President

Grace Property Management, Inc.

General Partner

Reeves Telecom Limited Partnership

55 Brookville Road

Glen Head, NY 11545

Re:	Reeves Telecom Limited Partnership

Dear Peter:

We have acted as special counsel to Reeves Telecom Limited Partnership (the “Limited Partnership”) solely for the purpose of providing an opinion to the Limited Partnership, in compliance with the requirements of Section 13.2 of the Amended and Restated Partnership Agreement of Reeves Telecom Limited Partnership (As amended October 28, 2008) (the “Limited Partnership Agreement”). The purpose of the opinion under Section 13.2 of the Limited Partnership Agreement is to determine if the vote under Section 13.1 of the Limited Partnership Agreement to amend the Limited Partnership Agreement will cause the Partnership “to cease being characterized as a partnership rather an association taxable as a corporation for purposes of the Internal Revenue Code, as then in effect.”

Our opinion is based solely on the information you have provided to us concerning the proposed amendment to add Section 5.8 and amend Sections 9.3 and 17.3 of the Limited Partnership Agreement (the “Amendments”). The Amendments are attached as Exhibit A to this opinion. In addition, we have reviewed the copy of the Limited Partnership Agreement as filed with the Securities and Exchange Commission on November 3, 2008. Any capitalized terms not defined herein are as defined in the Limited Partnership Agreement.

The proposed Section 5.8 of the Limited Partnership Agreement entitled “Reverse Unit Split” will effect a reverse unit split in which one new unit will be exchanged for every 101 old units presently issued and outstanding. No fractional new units will be issued to any holder of less than one new unit. Holders who own less than 101 old units will receive from the Limited Partnership $0.81 for each old unit, and such holders will cease to have any continuing interest in the Limited Partnership. Holders of at least 101 old units will be entitled to receive one new unit for each 101 old units and cash for each fractional unit.

February 19, 2013

Peter Metz

For purposes of this opinion we are assuming that the Limited Partnership is taxed as a partnership for federal tax purposes, and it is not a publicly traded partnership as defined under Section 7704 of the Internal Revenue Code of 1986, as amended (the “Code”). Under Code Section 7704(b), a publicly traded partnership is defined as any partnership the interests of which are (i) traded on an established securities market, or (ii) readily tradable on a secondary market or the substantial equivalent thereof. It has been represented to us by the General Partner that the Units are not traded on an established securities market and that the Units are not readily tradable on a secondary market or the substantial equivalent thereof. We have been asked to provide an opinion on the effect of the reverse unit split on the Limited Partnership’s status as a partnership for federal income tax purposes.

Under Treasury Regulations Section 1.7704-1(e)(1), transfers pursuant to a closed-end redemption plan are disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market or the substantial equivalent thereof. Treasury Regulations Section 1.7704-1(e)(4) provides that for purposes of Treasury Regulations Section 1.7704-1(e)(1)(viii), a redemption or repurchase agreement (as defined in Treasury Regulations Section 1.7704-1(e)(3)) is a closed-end redemption plan only if (i) the partnership does not issue any interest after the initial offering, and (ii) no partner or person related to any partner (within the meaning of Code Section 267(b) or Code Section 707(b)(1)) provides contemporaneous opportunities to acquire interests in similar or related partnerships which represent substantially identical investments.

Under Private Letter Ruling 200345007 (August 7, 2003), the Internal Revenue Service ruled on the tax consequences of a recapitalization of a limited liability company. Under the Ruling, the LLC was taxed as a partnership for federal tax purposes. The Ruling addressed the conversion of existing membership interests into newly created membership interest units. Each member’s proportionate share in the LLC’s capital remained the same after the conversion, and each member’s proportionate share of liabilities remained the same after the conversion. The Ruling concluded that the creation and conversion of membership units in the recapitalization did not constitute an issuance of additional units as described in Treasury Regulations Section 1.7704-1(e)(4)(i) for purposes of determining whether the LLC is a nonpublicly traded partnership under Code Section 7704. Based on the facts and representations, the conversions were part of a closed-end redemption plan and were to be disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market or the substantial equivalent thereof.

February 19, 2013

Peter Metz

The Ruling also addressed whether the conversion of more than 50 percent of the membership interests will result in a termination of the limited liability company under Code Section 708. Code Section 708 provides that a partnership terminates only if (1) no part of any business, financial operation, or venture of the partnership continues to be carried on by any of its partners in a partnership, or (2) within a 12-month period there is a sale or exchange of 50 percent or more of the total interest in partnership capital and profits. The Ruling held that the limited liability company was not terminated because a conversion was not a sale or exchange under Code Section 708.

Based on the facts herein, and the conclusions in Private Letter Ruling 200345007, it is our opinion that the exchange of 101 old units for one new unit in the Limited Partnership in accordance with proposed Section 5.8 is part of a closed-end redemption plan, and the reverse unit split should be disregarded for purposes of determining whether interests in the Limited Partnership are readily tradable on a secondary market or the substantial equivalent thereof. The reverse unit split will not (i) result in the issuance of any additional interests, and (ii) there are no contemporaneous opportunities being created to acquire interests in similar or related partnerships which represent substantially identical investments. Furthermore, we do not believe that the redemption of de minimis unit holders for cash will negatively impact this conclusion. The cash redemption is not providing holders of units with a readily available, regular and ongoing opportunity to dispose of their interests in a manner that is substantially equivalent to a secondary market. The reverse unit split will not result in a determination that the Limited Partnership being deemed to have interests that are (i) traded on an established securities market, or (ii) readily tradable on a secondary market or the substantial equivalent thereof. Therefore, it is our opinion that the adoption of proposed Section 5.8 will not cause the Limited Partnership to cease being characterized as a partnership for purposes of the Code.

Because the exchange of the old units for new units is ignored for purposes of the Code Section 708 analysis and because it has been represented to us that 50% or more of the old units are not being redeemed for cash, it is our opinion that the reverse unit split in of itself will not result in a Code Section 708 termination.

It is our opinion that the proposed amendment to Section 9.3 of the Limited Partnership Agreement entitled “Annual Statements”, if approved by a vote of the General and Limited Partners in accordance with Article 13 of the Limited Partnership Agreement, will have no impact on the tax treatment of the Limited Partnership, and therefore, will not cause the Limited Partnership to cease being characterized as a partnership for purposes of the Code. In addition, it is our opinion that the proposed amendment to Section 17.3 of the Limited Partnership Agreement entitled “Final Report; Cancellation of Partnership”, if approved by a vote of the General and Limited Partners in accordance with Article 13 of the Limited Partnership Agreement, will have no impact on the tax treatment of the Limited Partnership, and therefore, will not cause the Limited Partnership to cease to be characterized as a partnership for purposes of the Code.

February 19, 2013

Peter Metz

The information set forth herein is as of the date of this letter, and we disclaim any undertaking to advise you of any changes which thereafter may be brought to our attention. This letter is solely for your information in connection with the requirements under Section 13.2 of the Limited Partnership Agreement, may not be relied upon by any person or entity other than the Partnership, and is not to be quoted in whole or in part, or otherwise referred to, in any statement or document, or otherwise published, nor is to be filed with any government agency or person, without our prior written consent.

This opinion is based solely upon federal law, and we provide no opinion as to the application of any relevant state statute, court decision, or common law.

Very truly yours,

JULIANO & MARKS, LLC

/s/ Lawrence J. Marks

Lawrence J. Marks